SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司



08000070

RECEIVED
2008 JAN -7 A 3:25

2 January 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 31 December 2007 which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 31 December 2007 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

c.c. J P Morgan
- Mr. King Ho

E\tn\SA\SHMB\Ann-Dir\CK-31 Dec 2007\ltr.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 31 December 2007 released to Bursa Malaysia an announcement (the "Announcement") in relation to the resignation of Director in SHMB. The Announcement is attached for information purposes only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Loong, Edward *(Chairman)*
Mr. Lui Man Shing *(Deputy Chairman)*
Mr. Giovanni Angelini
Mr. Ng Si Fong, Alan

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Lee Yong Sun
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man
Mr. Michael Wing-Nin Chiu

Hong Kong, 31 December 2007

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

RESIGNATION OF DIRECTOR

General Announcement

Type : **Announcement**
Subject : **Resignation of Director**
Contents :

We wish to announce that Mr Kuok Khoon Ho has resigned as a Director of Shangri-La Hotels (Malaysia) Berhad with effect from 31.12.2007. Accordingly, he ceased to be a member of the Nomination & Remuneration Committee of the Board from the same date thereof.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

CHANGE IN BOARDROOM

Change in Boardroom

Date of change	: **31/12/2007**
Type of change	: **Resignation**
Designation	: **Director**
Directorate	: **Non Independent & Non Executive**
Name	: **Kuok Khoon Ho**
Age	: **57**
Nationality	: **Malaysian**
Qualifications	: **Graduated from McGill University, Canada with a bachelor's degree in Commerce**
Working experience and occupation	: **He is currently the Chairman of PPB Oil Palms Berhad and Kuok Brothers Sdn Bhd. He also sits on the Board of Transmile Group Berhad. He previously held the positions of Managing Director and Deputy Chairman of Shangri-La Asia Limited, Hong Kong.**
Directorship of public companies (if any)	: **PPB Oil Palms Berhad and Transmile Group Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	: **He is the brother of Madam Kuok Oon Kwong**
Details of any interest in the securities of the listed issuer or its subsidiaries	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD** **Indirect Interest - 10,000 ordinary shares**
Remarks	:

END